DEBT PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 15th day of January, 2021 (the "**Effective Date**").

BETWEEN:

CITY HALL CAPITAL LLC
("**CH**")

- AND -

SILVER ELEPHANT MINING CORP.
(the "**Purchaser**")

WHEREAS:

A.   CH, Victory Nickel Inc. ("**VN**") and Victory Silica Ltd. ("**VS**" and together with VN, the "**Debtors**") are parties to a securities purchase and line of credit agreement ▮▮▮ (as the same may be further amended, restated, supplemented, revised or replaced from time to time, collectively, the "**SPA**").

B.   ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮

C.   ▮▮▮

D.   The Obligors are, as at the Effective Date, jointly and severally indebted to CH in the aggregate amount of ▮▮▮▮▮▮▮▮▮▮ with respect to the credit facilities provided to the Debtors by CH pursuant to the terms of each of the SPA and the Forbearance Agreement.

E.   CH has agreed to sell the Debt (hereinafter defined) and assign the CH Loan and Security Documents (hereinafter defined) to the Purchaser and the Purchaser has agreed to purchase from CH the Debt and accept the assignment of the CH Loan and Security Documents on and subject to the terms of this Agreement.

NOW THEREFORE:

In consideration of the premises, the payment of ONE DOLLAR ($1.00) in cash by the Purchaser to CH (the receipt and sufficiency of which is hereby acknowledged) the Parties (hereinafter defined) agree as follows:


ARTICLE I

INTERPRETATION


1.1   DEFINITIONS

In this Agreement, each of following terms will have the meaning respectively set out below unless the context or subject matter is inconsistent with that meaning:

(a)   "**5 Day VWAP**" has the meaning ascribed to it in Section 3.1(b)(i).

(b)   "**Agreement**" means this debt purchase agreement and any schedules attached hereto, as amended, supplemented or otherwise varied from time to time and all references to "hereto", "herein", "hereof", "hereby" and "hereunder", including similar expressions, refer to this Agreement and not to any particular section or portion of it. References to "Article", "Section" or "Schedule" refer to the applicable article, section or schedule of this Agreement, as the case may be.

(c)   "**Assignment**" means an assignment of the Debt and the CH Loan and Security Documents from CH to the Purchaser, in the form of Schedule "A" attached to this Agreement.

(d)   "**Authorization**" means any authorization, consent, approval, resolution, licence, permit, concession, exemption, filing, notarization or registration.

(e)   "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada.

(f)   "**CH Loan and Security Documents**" means collectively the SPA, the Forbearance Agreement and the Security.

(g)   "**CH's Solicitors**" means DLA Piper (Canada) LLP, Suite 6000, 1 First Canadian Place, PO Box 367, 100 King St W, Toronto Ontario, M5X 1E2.

(h)   "**Closing**" means the execution and delivery of each of the agreements, documents and instruments contemplated hereunder to be executed and delivered on or before Closing Date, as may be applicable, and the completion of all transactions (including endorsements, deliveries and payments) also contemplated hereunder to take place on or before such time.

(i) "**Closing Date**" means the date specified in Section 8.1 of this Agreement or such other date as may be agreed to between the Parties.

(j) "**Closing Date Payment**" means USD$5,500,000.

(k) "**Debt**" means, collectively, all of CH's estate, right, title and interest in and to, or arising in connection with all outstanding obligations, liabilities and indebtedness of every kind, nature and description owing by the Obligors under or in respect of the SPA and the Forbearance Agreement, including principal, interest, charges, fees, costs and expenses, however evidenced.

(l) "**Debtors**" has the meaning ascribed to it in Recital A.

(m) "**Deposit**" means USD$1,000,000.

(n) "**Forbearance Agreement**" has the meaning ascribed to it in Recital C.

(o) "**Governmental Authority**" means each national, state, provincial, county, municipal or other such governmental or public authority, including their authorized administrative bodies, courts, tribunals, commissions and agents, which have legal jurisdiction over a Person or a matter relevant to this Agreement.

(p) "**Guarantee**" means the unlimited Guarantee made as of May 21, 2014, executed and delivered by the Guarantor to and in favour of CH in connection with the indebtedness owed by the Debtors to CH.

(q) "**Guarantor**" has the meaning ascribed to it in Recital C.

(r) "**Obligors**" has the meaning ascribed to it in Recital C.

(s) "**Parties**" means together, CH and the Purchaser, and "**Party**" means any one of them.

(t) "**Person**" includes an individual, corporation, partnership, limited partnership, First Nation, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other entity recognized by law.

(u) "**Purchase Price**" has the meaning ascribed to it in Section 3.1 of this Agreement.

(v) "**Purchaser's Solicitors**" means MLT Aikins LLP of 2600-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

(w) "**Security**" means the full benefit of CH's rights in and to any security interest, charge, lien, encumbrance or guarantee, which any of the Obligors have granted for the purpose of securing repayment of the Debt, over all or any part of their undertaking, property and assets pursuant to the SPA and the Forbearance Agreement, including, without limitation, the Security Agreements and the Guarantee, including the benefit of personal property security or other registrations made in respect thereof and any security registered or recorded with the mining recorder appointed under *The Mines and Minerals Act* (Manitoba).

(x) "**Security Agreements**" means, collectively (i) a general security agreement between CH and VN dated April 24, 2014, (ii) a general security agreement between CH and VS dated May 15, 2014, and (iii) a general security agreement between CH and the Guarantor dated May 21, 2014.

(y) "**SPA**" has the meaning ascribed to it in Recital A.

(z) "**Taxes**" means all taxes, imposts, rates, levies, duties, assessments and government fees or dues lawfully levied, assessed or imposed of any nature or kind, including, without limitation, income, sales, excise, use, goods and services, property, business transfer and value added taxes.

(aa) "**Transmission**" means facsimile or email transmission.

(bb) "**TSX**" means Toronto Stock Exchange.

(cc) "**TSX Approval**" means the approval of the TSX with respect to the transactions contemplated herein.

(dd) "**VN**" has the meaning ascribed to it in Recital A.

(ee) "**VS**" has the meaning ascribed to it in Recital A.

(ff) "**Warrants**" has the meaning ascribed to it in Section 3.1(b)(i).

1.2   HEADINGS

The Article and Section headings in this Agreement are included solely for convenience, are not intended to be full or accurate descriptions and shall not be considered part of this Agreement.

1.3   NUMBER AND GENDER

In this Agreement, words (including defined expressions) in the singular include the plural and vice-versa and words in one gender include all genders.

1.4   CURRENCY

In this Agreement, unless otherwise stated, all reference to monetary amounts are references to lawful currency of the United Stated of America ($USD).

ARTICLE II

PURCHASE AND SALE

2.1   PURCHASE OF THE DEBT

Subject to the terms and conditions set out in this Agreement, on the Closing Date, CH shall sell and assign and the Purchaser shall purchase and accept such assignment, for the Purchase Price as set out in Section 3.1 of this Agreement, all right, title, benefit and interest of CH in and to the Debt and the CH Loan and Security Documents free and clear of any and all charges and encumbrances.

ARTICLE III

PAYMENT PROVISIONS

3.1   PURCHASE PRICE

The purchase price payable to CH by the Purchaser shall be paid by the Purchaser as follows (collectively, the "**Purchase Price**"):

(a)   on the Effective Date, the Purchaser shall pay the Deposit, in trust, to CH's Solicitors;

(b)   on the Closing Date:

(i)   the Purchaser shall issue 3,000,000 common share purchase warrants of the Purchaser (the "**Warrants**"), each exercisable to acquire one (1) common share of the Purchaser at any time until the expiry of the two (2) year anniversary of the Closing Date, at an exercise price equal to the five (5) day volume weighted average price (the "**5 Day VWAP**") of the common shares of the Purchaser for the five (5) trading day period preceding the Closing Date; and

(ii)   the Purchaser shall pay the Closing Date Payment to CH's Solicitors.

The amounts payable in respect of the Deposit and the Closing Date Payment shall be paid by the Purchaser to CH or CH's Solicitors (and no other Person), without any set-off, cross-claim, counter-claim or any other deduction or reduction whatsoever, whether required by law or otherwise.

3.2   DEPOSIT

The Deposit shall be held by CH, in trust, until the Closing of the transactions contemplated in this Agreement. Notwithstanding any other provision of this Agreement, in the event that: (i) TSX Approval is not obtained by the Purchaser on or before the Closing Date; or (ii) the Debt and the CH Loan and Security Documents are not validly transferred and assigned to the Purchaser as contemplated herein and the conditions in Sections 6.1(a), (b) and (c) of this Agreement are not satisfied on or before the Closing Date, then, provided that the Purchaser has made commercially best efforts to obtain the TSX Approval, the Deposit shall be forthwith returned to the Purchaser (without set-off or deduction) and upon receipt of the Deposit by the Purchaser, this Agreement shall be terminated without any further liability to the Purchaser or CH.

In any other event, the Deposit shall be (a) applied in partial payment of the Purchase Price if the Closing occurs on or prior to the Closing Date or (b) unconditionally, irrevocably and indefeasibly retained in full by CH if the Closing does not occur on or before the Closing Date.

3.3   CH'S LEGAL FEES

In addition to payment of the Deposit and the Closing Date Payment, the Purchaser agrees to pay on Closing to CH or CH's Solicitors (and no other Person), without any set-off, cross-claim, counter-claim or any other deduction or reduction whatsoever, whether required by law or otherwise, an amount equal to USD$175,000 on account of out of pocket legal fees and miscellaneous expenses of CH incurred in connection with the preparation, negotiation and completion of the transactions contemplated herein.

3.4   PAYMENT OF PURCHASE PRICE AND OTHER PAYMENTS

Tender of any money to be paid by the Purchaser to CH or CH's Solicitors pursuant to this Agreement may be made by certified cheque, bank draft or wire transfer from the Purchaser's Solicitors to CH's Solicitors.


ARTICLE IV

REPRESENTATIONS AND WARRANTIES


4.1   REPRESENTATIONS AND WARRANTIES OF CH

CH represents and warrants to and in favour of the Purchaser as at the date hereof as follows:

(a)   CH is validly incorporated and organized and is a valid and subsisting corporation under the laws of the State of Delaware;

(b)   CH has the power, capacity, legal right and authority, and has taken all necessary corporate action, to execute, deliver and perform its obligations under this Agreement;

(c)   CH is the sole registered and beneficial owner of the Debt and the CH Loan and Security Documents, free and clear of any and all liens, claims, security interests, charges or other encumbrances of any kind or nature whatsoever;

(d)   as at the Effective Date, the Obligors are jointly and severally indebted to CH under the CH Loan and Security Documents in the aggregate amount of ███████████;

(e)   the Debt is outstanding and due and payable by the Debtors, and the Debt and CH Loan and Security Documents can be sold, transferred and assigned by CH to the Purchaser;

(f)   the CH Loan and Security Documents are assignable by CH to the Purchaser;

(g)   CH has not previously sold, assigned, released, subordinated, postponed, discharged in favour of any other Person, or in any other manner whatsoever alienated its interest in the Debt or the CH Loan and Security Documents, or any part thereof;

(h)   the CH Loan and Security Documents represents the entirety of the security held by CH in respect of the Debt and there are no other security agreements, guarantees, notes or other documentation in favour of CH arising from or in connection with the Debt;

(i)   no Person other than the Purchaser has any contract, or any right or privilege capable of becoming a contract, for the purchase or acquisition from CH of the Debt or the Security, or any part thereof;

(j)   this Agreement creates valid and legally binding obligations of CH enforceable against CH in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditors' rights in general and to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion; and

(k)   none of the execution, delivery and performance by CH of this Agreement does or will: (i) require the consent, approval, Authorization, order or agreement of, or registration or qualification with, any Governmental Authority, court, stock exchange, securities regulatory authority or other Person, except the TSX Approval; (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which CH is a party or by which it or any of its properties or assets is bound; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the constating documents of CH or any resolution passed by the directors (or any committee thereof) or shareholders of CH, or any applicable law or any order, rule, policy or regulation of any arbitrator, stock exchange or securities regulatory authority applicable to CH or any of the properties or assets thereof.

4.2   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to and in favour of CH as at the date hereof as follows:

(a)   the Purchaser is validly incorporated and organized and is a valid and subsisting corporation under the laws of the Province of British Columbia;

(b)   the Purchaser has the power, capacity, legal right and authority, and has taken all necessary corporate action, to execute, deliver and perform this Agreement;

(c)   this Agreement creates valid and legally binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditors' rights in general and to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion;

(d)   none of the execution, delivery and performance by the Purchaser of this Agreement does or will: (i) require the consent, approval, Authorization, order or agreement of, or registration or qualification with, any Governmental Authority, court, stock exchange, securities regulatory authority or other Person, except the TSX Approval, which will have been obtained on or before Closing Date; (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Purchaser is a party or by which it or any of its properties or assets is bound; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the constating documents of the Purchaser or any resolution passed by the directors (or any committee thereof) or shareholders of the Purchaser, or any applicable law or any order, rule, policy or regulation of any arbitrator, stock exchange or securities regulatory authority applicable to the Purchaser or any of the properties or assets thereof; and

(e)   an amount equal to five million dollars ($5,000,000) cash funds is on deposit in the Purchaser's Solicitors' trust account which amount is, subject to the terms and conditions of this Agreement, dedicated solely to be applied in payment of the Purchase Price.

ARTICLE V

COVENANTS AND ACKNOWLEDGMENTS

5.1   PURCHASER'S COVENANTS AND ACKNOWLEDGMENTS

The Purchaser acknowledges and covenants to and in favour of CH as follows:

(a)   the sale and assignment of the Debt and the CH Loan and Security Documents is and shall be without recourse to CH or any of its affiliates or associates (save and except for the Obligors) and except for recourse arising directly from a breach of representation or warranty or obligations of CH contained herein;

(b)   except as expressly specified in Section 4.1 above there are no representations or warranties, express or implied, statutory or otherwise, made by or on behalf of CH or its affiliates or associates or any of its or their officers, directors, employees or agents with respect to any aspect of Debt and the CH Loan and Security Documents, or any other matter, in respect of all of which the Purchaser has satisfied itself and the transfer and assignment of the Debt and the CH Loan and Security Documents shall be on an "as is, where is" basis; and

(c)   to use its best commercial efforts to obtain TSX Approval as soon as practicable following the Effective Date.

5.2   CH'S COVENANTS AND ACKNOWLEDGMENTS

CH acknowledges and covenants to and in favour of the Purchaser to use reasonable efforts, during the period commencing on the Effective Date and ending on the Closing Date, to locate originals of any CH Loan and Security Documents that are not delivered to the Purchaser as the Effective Date and, upon locating any such documents, to promptly deliver same to the Purchaser.

ARTICLE VI

PURCHASER'S CONDITIONS

6.1   THE PURCHASER'S CONDITIONS

The obligations of the Purchaser to complete the purchase provided for herein is subject to the satisfaction of, compliance with or waiver by the Purchaser of each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by the Purchaser in whole or in part):

(a)   the representations and warranties of CH set forth herein in Section 4.1 are true at Closing;

(b)   CH has performed or complied with each of its covenants herein to be performed or complied with on or before Closing;

(c)   CH has tendered for delivery to the Purchaser a duly executed copy of the Assignment; and

(d)   the Purchaser has obtained TSX Approval on or before February 1, 2021.

If any of the foregoing conditions are not satisfied, complied with or waived by the Purchaser at its discretion on or before Closing, this Agreement shall be deemed to be terminated without any further liability to the Purchaser or CH.

ARTICLE VII

CH'S CONDITIONS

7.1   CH'S CONDITIONS

The obligation of CH to complete the purchase provided for herein is subject to the satisfaction of, compliance with or waiver by CH of each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of CH and may be waived by CH in whole or in part):

(a)   the representations and warranties of the Purchaser set forth in Section 4.2 are true at Closing; and

(b)   the Purchaser has performed or complied with each of its covenants herein to be performed or complied with on or before Closing.

If any of the foregoing conditions are not satisfied, complied with or waived by CH at its discretion on or before Closing, this Agreement shall be deemed to be terminated without any further liability to CH or the Purchaser.

ARTICLE VIII

CLOSING

8.1   CLOSING

The Closing shall take place virtually within seven (7) Business Days of the Purchaser's obtainment of TSX Approval but not later than February 9, 2021 (the "**Closing Date**"), or at such other date as may be agreed in writing from time to time by the Parties.

8.2   CH'S DOCUMENTS

At the Closing, CH will deliver to the Purchaser's Solicitors:

(a)   a duly executed copy of the Assignment;

(b)   any financing change statements for the original Personal Property Security Act registrations evidencing the assignment of the Security, registered under the Personal Property Security Act in the province of original registration or authorization to file any such financing change statements, provided that Purchaser's Solicitors have provided drafts of such financing change statements at least two Business Days prior to the Closing Date; and

(c)   any documents, instruments or consents required in order to register or record the Assignment or otherwise reflect the assignment of any Security registered or recorded with the mining recorder appointed under *The Mines and Minerals Act* (Manitoba), provided that Purchaser's Solicitors have provided drafts of such documents, instruments or consents at least two Business Days prior to the Closing Date.

8.3   PURCHASER'S DOCUMENTS

At the Closing, the Purchaser will deliver to CH's Solicitors the following:

(a)   a duly executed warrant certificate issuing the Warrants in the name of CH as contemplated in this Agreement;

(b)   a certified cheque, bank draft, or wire transfer payable to CH or CH's Solicitors, in trust, in the aggregate amount of the Closing Date Payment, plus USD$175,000 in respect of the out of pocket legal fees and miscellaneous expenses of CH incurred in connection with the preparation, negotiation and completion of the transactions contemplated herein; and

(c)   such other transfers, assignments and documents as the Purchaser's Solicitors and CH's Solicitors may reasonably require to complete the transactions contemplated herein.

8.4   SPECIFIC PERFORMANCE

In the event that the conditions set forth in Sections 6.1 (a), (b) and (c) herein are not satisfied by CH on or before the Closing for any reason, other than for a breach of the terms of this Agreement by the Purchaser, the Parties agree that irreparable damage would occur and that the Purchaser shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity including, without limitation, the right to apply to a court of competent jurisdiction for an order to compel CH to close the transactions contemplated herein on the terms of this Agreement.

ARTICLE IX

GENERAL

9.1   NOTICES

Any notice required or permitted hereunder shall be in writing and may be delivered or sent by Transmission. Delivered notices shall be effective upon delivery during business hours to an apparently responsible employee of the Purchaser or CH, as the case may be; notices sent by Transmission shall be deemed to have been received on the same Business Day if prior to 4:00 pm on such Business Day or, if not, on the next Business Day. Notices shall be addressed to the Purchaser or CH at its respective address set out below. Addresses for notice may be changed by giving notice in accordance with this Section.

Address for notice to CH at:

City Hall Capital LLC
111 Broadway, Suite 1703
New York, NY 10006

Attention: David Issroff / Yang Xu
Email: david@cityhallcapital.com /
yang@cityhallcapital.com

with copy to:

DLA Piper (Canada) LLP
Suite 6000, 1 First Canadian Place
PO Box 367, 100 King St W
Toronto, ON M5X 1E2

Attention: Ilia Danef / Edmond Lamek
Email: ilia.danef@dlapiper.com /
edmond.lamek@dlapiper.com

Address for notice to the Purchaser at:

Silver Elephant Mining Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

Attention: John Lee
Email: maucapital@gmail.com

with copy to:

MLT Aikins LLP
Suite 2600, 1066 West Georgia Street
Vancouver, BC V6E 3X1

Attention: Mahdi Shams
Email: MShams@mltaikins.com

9.2   TIME OF THE ESSENCE

Time is and shall remain of the essence of this Agreement and each of its provisions.

9.3   RECITALS AND SCHEDULES

The Recitals and any schedules herein shall form an integral part of this Agreement.

9.4   GOVERNING LAW

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia. Each of the Parties irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

9.5   FURTHER ASSURANCES

The Parties shall each execute such further documents and do such further acts as the other Party reasonably requests in order to give further effect to this Agreement.

9.6   ENTIRE AGREEMENT

There are no representations, warranties, covenants or acknowledgments or other Agreements between the Parties affecting this Agreement or any matters contemplated hereunder, other than as expressed herein and in the agreements, documents and instruments delivered pursuant hereto or contemporaneously herewith and referred to herein.

9.7   AMENDMENT

No agreement purporting to amend, supplement or otherwise vary this Agreement shall be binding upon either CH or the Purchaser unless that agreement is in writing and signed by the Parties.

9.8   BINDING EFFECT

This Agreement shall be binding on and enure to the benefit of each Party hereto and its successors and permitted assigns.

9.9   NON-MERGER

The rights and obligations of the Parties shall not merge on Closing, but shall continue in full force and effect until satisfied in full or otherwise terminated in accordance with the provisions of this Agreement.

9.10   ASSIGNMENT

Neither Party may transfer or assign any of its respective rights or obligations under this Agreement prior to Closing without the prior written consent of the other Party, which consent may be arbitrarily withheld.

9.11   CONFIDENTIALITY

Notwithstanding anything else in this Agreement, neither Party may provide a copy of this Agreement to any Person except with the express written consent of other Party, saving only that the Parties may provide copies of this Agreement to their respective professional advisors (provided that those advisors shall be under the same obligations of confidentiality as the Parties) and the Parties may disclose such portion or portions of this Agreement as it is obliged to disclose by order of a court of competent jurisdiction.

9.12   COUNTERPARTS

This Agreement may be executed by the Parties on the same or separate counterparts, each of which shall constitute an original and all of which shall together constitute one and the same instrument. Delivery of any counterpart of this Agreement may be made by facsimile transmission and or by email in PDF format and if so delivered shall be deemed to be an original document.

[*Signature page follows*.]

TO WITNESS this Agreement, the Parties have caused it to be duly executed as of the Effective Date.

CITY HALL CAPITAL LLC

By: _"David Issroff"_

Name: David Issroff
Title: Managing Member

SILVER ELEPHANT MINING CORP.

By: _"John Lee"_

Name: John Lee
Title: CEO

SCHEDULE "A"

(FORM OF ASSIGNMENT)

ASSIGNMENT OF DEBT AND SECURITY

TO: **Silver Elephant Mining Corp.** (the "**Assignee**")

AND TO: **Victory Nickel Inc. and Victory Silica Ltd.** (together, the "**Debtors**")

AND TO: **BG Solutions Ltd.** (the "**Guarantor**" and collectively with the Debtors, the "**Obligors**")

RECITALS:

A. ██

B. ██

C. ██

D. The Obligors are, as at the Effective Date, jointly and severally indebted to CH in the aggregate amount of ████████████ with respect to the credit facilities provided to the Debtors by CH pursuant to the terms of each of the SPA and the Forbearance Agreement.

E. CH has agreed to assign and the Assignee has agreed to accept an assignment of the Debt (hereinafter defined) and the CH Loan and Security Documents (hereinafter defined) on and subject to the terms of a Debt Purchase Agreement dated as of January 15, 2021 (the "**DPA**").

NOW THEREFORE THIS ASSIGNMENT WITNESSES that, for good and valuable consideration, the receipt and sufficiency of which are hereby irrevocably acknowledged, the Parties covenant and agree as follows:

1.   In this Assignment terms defined in the Recitals have the meanings ascribed to them in the Recitals and the following terms have the following meanings:

"**Assignment**" means this assignment and all schedules attached hereto, as amended, supplemented or otherwise varied from time to time and all references to "hereto", "herein", "hereof", "hereby" and "hereunder", including similar expressions, refer to this assignment and not to any particular section or portion of it.

"**CH Loan and Security Documents**" means collectively the SPA, the Forbearance Agreement and the Security.

"**Debt**" means, collectively, all of CH's estate, right, title and interest in and to, or arising in connection with all outstanding obligations, liabilities and indebtedness of every kind, nature and description owing by the Obligors under or in respect of the SPA, including principal, interest, charges, fees, costs and expenses, however evidenced.

"**Guarantee**" means the unlimited Guarantee made as of May 21, 2014, executed and delivered by the Guarantor to and in favour of CH in connection with the indebtedness owed by the Debtors to CH.

"**Parties**" means together, CH and the Assignee, and "**Party**" means any one of them.

"**Person**" includes an individual, corporation, partnership, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other entity recognized by law.

"**Security**" means the full benefit of CH's rights in and to any security interest, charge, lien or encumbrance, which any of the Obligors have granted for the purpose of securing repayment of the Debt, over all or any part of their undertaking, property and assets pursuant to the Security Agreements and the Guarantee, including benefit of personal property security or other registrations made in respect thereof and any security registered or recorded with the mining recorder appointed under *The Mines and Minerals Act* (Manitoba).

"**Security Agreements**" means, collectively, (i) a general security agreement between CH and VN dated April 24, 2014, (ii) a general security agreement between CH and VS dated May 15, 2014, and (iii) a general security agreement between CH and the Guarantor dated May 21, 2014.

2.   CH hereby irrevocably assigns, transfers, conveys and sets over unto the Assignee, its successors and assigns and all rights, benefits and interest of CH in and to the Debt and the CH Loan and Security Documents free and clear of any and all charges and encumbrances.

3.   CH hereby confirms that it has not previously assigned, released, subordinated, postponed, discharged in favour of any other Person, or in any other manner whatsoever alienated its interest in the Debt or the CH Loan and Security Documents, or any part thereof.

4.   The Assignee hereby acknowledges and agrees to and in favour of CH that except as expressly specified in the DPA there are no representations or warranties, express or implied, statutory or otherwise, made by or on behalf of CH or by its affiliates or associates or by any of its or their officers, directors, employees or agents with respect to any aspect of the Debt or the CH Loan and Security Documents, or any other matter, in respect of all of which the Assignee has satisfied itself and the assignment of the Debt and the CH Loan and Security Documents is on an "as is, where is" basis.

5.   The Recitals herein and the DPA shall form an integral part of this Assignment.

6.   The Parties shall each execute such further documents and do such further acts as the other Party reasonably requests in order to give further effect to this Assignment.

7.   This Assignment binds and enures to the benefit of the Parties' respective successors and permitted assigns.

8.   This Assignment shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia. Each of the Assignee and CH irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

9.   This Assignment may be executed in any number of counterparts and when taken together shall constitute a single agreement. Delivery of any counterpart of this Assignment may be made by facsimile transmission and or by email in PDF format and if so delivered shall be deemed to be an original document.

[The remainder of this page is intentionally left blank]

DATED this _____ day of _____, 2021.


CITY HALL CAPITAL LLC

By: _____
    Name:
    Title:

SILVER ELEPHANT MINING CORP.

By: _____
    Name:
    Title:
